                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 1999


                               DAIMLERCHRYSLER AG
                 (Translation of registrant's name into English)

                   Epplestrasse 225, 70567 Stuttgart, Germany
                     (Address of principal executive office)


         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                           Form 20-F X    Form 40-F
                                    ---            ---


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                Yes      No  X
                                    ---     ---

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________]



                           --------------------------



       This report on Form 6-K is hereby incorporated by reference in the registration statements on Form F-3 of DaimlerChrysler North America
   Holding Corporation (Registration Statements No. 333-10366 and 333-9328.)



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                               DaimlerChrysler AG
                               ------------------




         FORM 6-K:   TABLE OF CONTENTS


         1. Press Release of DaimlerChrysler AG, dated October 14, 1999, on the announced merger of Aerospatiale Matra SA and DaimlerChrysler Aerospace AG






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                                DaimlerChrysler


                                                               Press Information

                                                                October 14, 1999

Contact:
Roland Klein      DaimlerChrysler                    Tel      +49 711 17-93635
Christian Poppe   DaimlerChrysler Aerospace          Tel      +49 89 607-34250



DASA AND AEROSPATIALE MATRA TO BE MERGED TO ESTABLISH
WORLD'S THIRD LARGEST AEROSPACE COMPANY

o DAIMLERCHRYSLER AND LAGARDERE AGREE TO COMBINE THEIR AEROSPACE ACTIVITIES TO CREATE EUROPE'S LARGEST AEROSPACE COMPANY

o NEW COMPANY WILL BE LISTED, JOINT STOCK COMPANY GIVING SHAREHOLDERS A UNIQUE OPPORTUNITY TO INVEST In EUROPEAN AEROSPACE INDUSTRY

o    SOLID BASIS FOR CREATION OF HIGH-TECH JOBS IN EUROPE

Stuttgart/Paris - DaimlerChrysler, the French Lagardere Group and the French State today announced that they have agreed to merge the respective aerospace and defense activities into a new company which will be the world's third largest aerospace company. The Franco-German corporation, to be called European Aeronautic, Defense and Space Company (EADS), will be created through the combination of Aerospatiale Matra SA and DaimlerChrysler Aerospace AG (Dasa) and will be Europe's largest aerospace company.

EADS will have revenues of approximately Euro 21 billion and employ more than 89,000 people. It will start operating in the first half of 2000 after approval by regulatory and supervisory authorities and the implementation of appropriate capital measures.

Dasa CEO Dr. Manfred Bischoff and Lagardere chairman Jean-Luc Lagardere will head the board of EADS. The operative business will be headed by a French and a German CEO. EADS will have dual headquarters in Munich and Paris. The corporation will be registered in the Netherlands.

The agreement will be signed in Strasbourg today, Thursday.

Schrempp described the merger as a ground-breaking contribution to European aerospace industrial integration, especially France and Germany's. "The merger will also enable DaimlerChrysler to lead from a position of strength which will result in a new dimension of profitable growth. We will be the driving force in the aerospace sector just as we are in the automotive industry. This also will unlock shareholder value," he added.

Lagardere: "Aerospatiale Matra looks forward to working together as part of the same company with colleagues to share our ambition and enthusiasm. Together, we will master new challenges in a spirit of optimism for the future. We are excited to open a new chapter in the history of European cooperation."

A holding company will control 60 percent of the new company, while the remaining 40 percent will be sold on the stock market. DaimlerChrysler AG and its French partners--Lagardere, a French financial institution and the French government--will each own half of the holding. The French government is to reduce its stake in EADS to 15% through a secondary offering of shares.

EADS, which will include in the near future the Spanish aerospace company, CASA, currently being merged with Dasa, will be the first truly international aerospace company in Europe. The combination of Aerospatiale's and Dasa's activities will make EADS:


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o    the world's second-largest civilian aircraft manufacturer through Airbus

o    the world's market leader in helicopters through Eurocopter

o    a world leader in satellite launching systems through Ariane and

o    a leading provider of satellites, military aircraft and defense systems.

The creation of EADS is also a vital precondition to the establishment of Airbus as a truly integrated commercial enterprise.

The engine manufacturer MTU Muenchen will not be included in the new company and will continue as a DaimlerChrysler business unit.

"Both companies are ideal partners," said Dasa CEO Manfred Bischoff, "Dasa and Aerospatiale Matra have been working together in a wide range of European programs for years. We know each other, complement each other and have a proven track record working together.

"I have no doubt that with our depth of technological expertise, our track record of innovation, our incomparable portfolio of products and our broad geographical spread, we will achieve profitable growth and create secure, forward-looking jobs in Europe," Bischoff added. "For the first time, investors will have the opportunity to invest directly in the cutting-edge products of the European aerospace industry, like Airbus, Ariane and Eurofighter."


                                    - ends -

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       DaimlerChrysler AG





                                       By:   /s/ James D. Donlon III
                                             --------------------------------
                                             Name:  James D. Donlon III
                                             Title: Senior Vice President




                                       By:   /s/ ppa. Hans-Georg Bruns
                                             --------------------------------
                                             Name:   Dr. Hans-Georg Bruns
                                             Title:  Vice President
                                                     Chief Accounting Officer





Date:  October 15, 1999